Exhibit 99(a)

                           Letter to the Shareholders

The soft economic conditions we faced in 2001 continued during 2002. As a result, our sales volume for 2002 was little changed from its 2001 level--$81.3 million compared with $82.8 million. Both sales and our other financial results fell far short of our business plan for the year. Although 2002 began with a sluggish economy, the prevailing view was that a general economic recovery would take place in the second half of the year. We incorporated that view into our business plan, but the recovery never really occurred. Nor has there been much evidence of a strong and permanent rebound thus far in 2003.

Net income for 2002 was $3.3 million, down 16% from the $3.9 million reported for 2001. However, the 2001 result included a one-time gain of $450,000 that stemmed from the Company's receipt of 26,000 shares of Prudential Financial Inc. common stock when Prudential became publicly traded. Excluding this nonrecurring gain, net income for 2002 was down only 4% from 2001. Additionally, most of our business units generated operating profits. The Company as a whole generated cash flow of $11.4 million in 2002, which enabled us to service our debt, provide for necessary capital investments and continue our long record of dividend payments.

While the soft economy was the main factor affecting our 2002 earnings, other factors were also at work. We encountered some unexpected and unplanned-for expenses, which totaled approximately $2 million. Among other items, these expenses included increases in our pension expenses as a result of the decline in the stock market (and therefore in our pension plan assets), and increases in most of our insurance premiums.

Building Long-Term Strength

Manufacturing companies such as ours are particularly affected by economic downturns, and they respond in a variety of ways to offset the negative impact. In our case, for example, lower sales volume have meant lower utilization of plant facilities. To compensate, we have worked hard to reduce the overhead expenses associated with those facilities, for example, by making personnel reductions and cutting capital expenditures. In addition, we have realized further cost savings and improved profit margins by enhancing manufacturing efficiency throughout the Company using "lean" techniques. While such techniques are a normal way of life in a manufacturing environment, difficult times require even greater emphasis on productivity in order to preserve profit margins and remain competitive.

But over these last two difficult years, we haven't limited ourselves to responding to negative economic conditions. We have continued our growth efforts and made decisions that we believe will enhance the long-term strength of the Company. For example:

In October of 2002, we acquired the assets and business operations of Canadian Commercial Vehicles Corporation, which is located in Kelowna, British Columbia. The company produces the "sleeper boxes" that can be added to the cab of Class 8 trailer trucks to provide sleeping accommodations for overnight trips. This product expands our current broad line of offerings for the transportation

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industry. It also gives us the op-portunity to have a strong supplier relationship with Freightliner LLC, a dominant producer of Class 8 trailer trucks. In addition, the sleeper boxes are made of a lightweight core composite material. We believe there are several potential new markets where this material might be used, and we intend to explore those opportunities.

In March of 2002, we also acquired certain assets of the Big Tag Division of Dolan Enterprises, Inc. The identification tags produced by this company add to the line of travel accessory products we offer through the CCL division of our Security Products Group.

We undertook internal strategic and organizational initiatives to further strengthen our operations and profitability.

For example, during the latter part of 2001 we made the decision to consolidate our CCL division (located in New Britain, Connecticut) into our Illinois Lock division in Wheeling, Illinois. We completed this process during 2002. The consolidation has already begun to yield productivity gains and customer service advantages, and we expect to realize even more benefits in the future.

We also decided to downsize our Frazer & Jones division for greater efficiency. Frazer & Jones will focus more intensively on the manufacturing and marketing of its core proprietary product, mine roof anchor supports, and will reduce its activity in the highly competitive contract casting business. The downsizing pro-cess caused us to incur some one-time costs, and the change in focus will result in lower sales volume at the outset, but we do expect Frazer & Jones to be more profitable in the future. Despite the shift in focus, the division will continue to pursue the market for ductile iron castings.

We continued to emphasize internal product development. In 2002, we introduced new products, and we will be bringing out more in 2003 and beyond.

Recognizing the present and future importance of China in the world of commerce, particularly in the manufacturing sector, we have added Mr. Steven Zhang to our corporate staff as U.S. Managing Director of Asian Operations. Mr. Zhang, with his extensive background, will act as liaison between all of our domestic divisions and our current operations in Taiwan and China. He will also seek out more sources of lower cost products in order to enhance our profitability and improve customer service in the United States. In addition, he will explore the potential for selling our diversified products in all Asian markets.

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Corporate Governance

In July of 2002, the U.S. Congress enacted the Sarbanes-Oxley Act. This extensive legislation focuses on the governance and reporting obligations of all publicly traded corporations, large and small. It requires that companies provide for stronger governance practices, including having at least half the corporate board consist of independent directors and having the board's audit committee consist entirely of independent directors. In addition, it defines more extensive relationships between the independent auditors and the audit committee. It also specifies additional requirements to strengthen internal accounting controls and the disclosure of financial information. We intend, of course, to fully comply with all the terms of the law which pertain to us.

While our governance practices and control systems have been reviewed each year and found to be adequate, we will, as required, undertake a special review of these practices and systems in 2003. Meanwhile, I want to assure our shareholders that each of the members of our Board of Directors, except for me as an employee, is "independent" as that term is defined in the legislation. Also, as required, I and our Chief Financial Officer certify the accuracy of the financial statements we file with the Securities and Exchange Commission. However, I want to emphasize that our accounting practices and internal control procedures have always been and continue to be beyond reproach.
The past two years of difficult and uncertain economic conditions have required total dedication and perseverance on the part of all our employees and in particular our senior executives. They have, as usual, responded to the challenge. Not only did they produce successful results for 2002, but they also strengthened the Company and positioned it well for the future. I thank them all for their hard work and dedication. I also thank our Board of Directors for their continued support and guidance.





Leonard F. Leganza
President and Chief Executive Officer


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